SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended March 31, 1999




                               GENTIA SOFTWARE PLC



                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F         X                 Form 40-F
                   -----------------                  ------------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                 No      X
             --------------------               ---------------------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82-      N.A.

                               Page 1 of 14 Pages

                        Exhibit Index Appears on Page 10

                               GENTIA SOFTWARE PLC
                                    Form 6-K


                                TABLE OF CONTENTS

                                                                                                      Page
Financial Information:

Condensed  Consolidated  Balance Sheets as of  March 31, 1999  (Unaudited)
and December 31, 1998 (Unaudited)                                                                        3

Condensed  Consolidated  Statements of Operations for the three months
ended March 31, 1999 and 1998 (Unaudited)                                                                4

Condensed  Consolidated  Statements  of Cash Flows for the three months
ended March 31, 1999 and 1998 (Unaudited)                                                                5

Notes to Condensed Consolidated Financial Statements (Unaudited)                                         6

Management's Discussion and Analysis of Financial Condition and Results of Operations.                   7

Exhibit        Index                                                                                    10
Exhibit A.     First Quarter Press Release                                                              11

                               GENTIA SOFTWARE PLC
                      Condensed Consolidated Balance Sheets


                                                                             March 31                  December 31
                                                                               1999                       1998
                                                                         -----------------           ----------------
                                                                           (unaudited)                 (unaudited)
                                                                                       (in thousands)
                                                                                   US$                        US$
Assets
    Current assets:
           Cash and cash equivalents....................................        $2,396                     $5,314
           Accounts receivable, net of allowances $ 3,550
               (Dec 31, 1998 - $3,801)..................................         9,620                     10,565
           Prepaid expenses and other current assets....................         1,349                      1,363
           Tax recoverable..............................................           106                        212
                                                                            ----------               ------------
Total current assets....................................................       $13,471                    $17,454

    Property and equipment, net.........................................         2,100                      2,192
    Goodwill on acquisition, net of amortization of $1,988
        (Dec 31, 1998 - $1,789).........................................         6,702                      6,902
    Deferred taxes......................................................            --                         --
                                                                            ----------               ------------
Total assets............................................................       $22,273                    $26,548
                                                                            ==========               ============

Liabilities and shareholders' equity

    Current liabilities:
           Current portion of lease obligations.........................           $99                        $78
           Accounts payable.............................................         2,025                      2,203
           Accrued liabilities..........................................         3,178                      3,778
           Deferred revenues............................................         5,076                      4,754
           Other accounts payable.......................................         1,530                      1,766
                                                                            ----------               ------------
Total current liabilities...............................................       $11,908                    $12,579

    Non current liabilities:
           Deferred taxation............................................            --                         --
           Long-term portion of lease obligations.......................           166                         59
                                                                            ----------               ------------
Total Liabilities                                                              $12,074                    $12,638

    Shareholders' equity:
           Ordinary shares..............................................         2,445                      2,445
           Additional paid-in capital...................................        28,881                     28,881
           Retained (deficit)...........................................       (20,526)                   (16,837)
           Cumulative translation adjustment............................          (601)                      (579)
                                                                            ----------               ------------
Total shareholders' equity..............................................       $10,199                    $13,910
                                                                            ----------               ------------

Total liabilities and shareholders' equity..............................       $22,273                    $26,548
                                                                            ==========               ============


                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)


                                                                         Three months ended
                                                        -----------------------------------------------------
                                                             March 31,                          March 31,
                                                                1999                               1998
                                                        -----------------------------------------------------
                                                               (in thousands, except per share amounts)
                                                            (unaudited)                       (unaudited)
                                                                       US$                                US$
Revenues:
     License..................................................      $2,294                             $2,878
     Services and other.......................................       3,657                              3,039
                                                                ----------                       ------------
                                                                     5,951                              5,917

Cost of revenues:
     License..................................................         132                                 75
     Services and other.......................................       2,615                              1,782
                                                                ----------                       ------------
                                                                     2,747                              1,857

Gross profit..................................................       3,204                              4,060

Operating expenses:
     Sales and marketing......................................       3,658                              4,115
     Research and development.................................       1,589                              1,639
     General and administrative...............................         988                              1,082
     Restructuring costs......................................         500                                 --
     Goodwill amortization....................................         199                                102
                                                                ----------                       ------------
                     Total operating expenses.................       6,934                              6,938

Loss from operations..........................................      (3,730)                            (2,878)
Other income..................................................          41                                246
                                                                ----------                       ------------
Loss before provision for income taxes........................      (3,689)                            (2,632)

Provision for income taxes....................................          --                                 --
                                                                ----------                       ------------
Net loss......................................................     ($3,689)                           ($2,632)
                                                                ==========                       ============

Basic loss per share..........................................      ($0.36)                            ($0.27)
Diluted loss per share........................................      ($0.36)                            ($0.27)

     Shares used to compute basic EPS.........................      10,178                              9,637
     Shares used to compute diluted EPS.......................      10,178                              9,637




                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                                             Three months ended
                                                                               ---------------------- --- ---------------------
                                                                                     March 31,                 March 31,
                                                                                       1999                       1998
                                                                               ----------------------     ---------------------
                                                                                                  (in thousands)
                                                                                             US$                       US$
Cash flows from operating activities

         Net (loss).......................................................               $(3,689)                  $(2,632)
         Adjustments to reconcile net (loss) to net cash (used in) operating activities:
                  Depreciation............................................                   286                       241
                  Goodwill amortization...................................                   199                       102
                  Changes in operating assets and liabilities:
                      Accounts receivable.................................                 1,196                    (1,534)
                      Provision for bad debts.............................                  (251)                      (90)
                      Prepaid expenses and other receivables..............                    15                       431
                      Accounts payable....................................                  (178)                      727
                      Accrued liabilities and other expenses..............                  (730)                       33
                      Deferred revenues...................................                   322                       819
                                                                               -----------------          ----------------
Net cash (used in) operating activities...................................                (2,830)                   (1,903)
                                                                               -----------------          ----------------

Cash flows from investing activities:

                  Costs of acquisition....................................                     0                       (20)
                  Purchases of assets.....................................                  (194)                     (468)
                                                                               -----------------          ----------------
Net cash used in investing activities.....................................                  (194)                     (488)
                                                                               -----------------          ----------------

Cash flows from financing activities:

                  Net proceeds on shares issued...........................                     0                       190
                  Generation (repayment) of capital lease obligations.....                   128                       (23)
                                                                               -----------------          ----------------
Net cash provided by financing activities.................................                   128                       167
                                                                               -----------------          ----------------

         Effect of exchange rate changes on cash..........................                   (22)                      (56)
                                                                               -----------------          ----------------

         Net (decrease) in cash...........................................                (2,918)                   (2,280)

         Cash at beginning of period......................................                 5,314                    20,332
                                                                               -----------------          ----------------

         Cash at end of period............................................                $2,396                   $18,052
                                                                               =================          ================






                             See accompanying notes

                               GENTIA SOFTWARE PLC
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)


1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business
--------

Gentia Software plc (the "Company") is incorporated in England and Wales. The Company is the leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategic management and predictive decision making solutions.

Basis of Presentation
---------------------

The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.

Interim Financial Information
-----------------------------

The financial information at March 31, 1999 and the results of operations for the three months ended March 31, 1999, and 1998 are unaudited but include all adjustments which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three month period ended March 31, 1999 are not necessarily indicative of results that may be expected for the entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. In accordance with SOP 98-1, the Company has capitalized computer software obtained for internal use.

Principles of Consolidation
---------------------------

The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Exchange
----------------

The consolidated balance sheets of the Company and its foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates and the statements of operations and cash flows at average exchange rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions, which are not material in any of the reporting periods, are included in the consolidated statement of operations.

Per Share Information
---------------------

Net income per share information is computed based on the weighted average number of shares outstanding, as described in FAS 128.

2 LITIGATION

The Company is involved in one material legal action relating to patent issues in the United States. While the outcome of this matter is currently not determinable, the Company is vigorously pursuing its defence and is confident that it will prevail in the litigation.

                               GENTIA SOFTWARE PLC

         Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 1999 and 1998


Three months ended March 31, 1999 and three months ended March 31, 1998.
------------------------------------------------------------------------

Revenues
--------

Revenues were $6.0 million in the 3 months ended March 31, 1999, an increase of approximately 1.7% compared to revenues of $5.9 million for the 3 months ended March 31, 1998. License revenues were $ 2.3 million in the 3 months ended March 31, 1999, a decrease of 20.7% compared to license revenues of $2.9 million for the 3 months ended March 31, 1998. Services and other revenues were $3.7 million in the 3 months ended March 31, 1999 an increase of approximately 23.3% compared to $3.0 million for the 3 months ended March 31, 1998. The overall decrease in revenues is principally a result of the company's global restructuring program within world wide sales and the delayed closure of several transactions that were expected to be signed in the first quarter of 1999.

Gross Profit
------------

Gross profit was $3.2 million or 53.8% for the 3 months ended March 31,1999, compared to $4.1 million or 68.6% for the 3 months ended March 31, 1998. The decrease in gross margin was principally due to the decline in higher margin license revenue and the resulting higher proportion of lower margin services and other revenues in the 3 months ended March 31, 1999. Services and other revenue comprised 61.4% of total revenues for the three months ended March 31,1999, compared to 51.4% for the three months ended March 31, 1998.

Sales and Marketing
-------------------

Sales and marketing costs were $3.7 million in the 3 months ended March 31, 1999, a decrease of 11.1% compared to $4.1 million in the 3 months ended March 31, 1998. The decrease in expenditure reflects the results of the Company's strategic actions to reduce costs, with the majority of the cost saving resulting from a reduction in employee costs. The Company expects these expenses will continue to decrease as a result of the continued actions to reduce operating costs.

Research and Development
------------------------

Research and development costs were $1.6 million in the 3 months ended March 31, 1999, unchanged from the 3 months ended March 31, 1998. It is anticipated that the Company's second quarter research and development costs will be slightly lower compared to first quarter levels. Research and development will continue to focus on building the analytical applications that surround the Scorecard. The Company's research and development expenditure is predominantly incurred in pounds sterling.

General and Administrative
--------------------------

General and administrative costs were $1.0 million in the 3 months ended March 31, 1999, compared to $1.1 million for the 3 months ended March 31, 1998.

Other Income
------------

Other income was $41,000 in the 3 months ended March 31, 1999 compared to $246,000 in the 3 months ended March 31,1998. Other income was primarily interest income earned on bank deposits. The decrease is due to declining cash balances on deposit.

Liquidity and Capital Resources
-------------------------------

At March 31, 1999, the Company had cash and cash equivalents of $2.4 million compared to $5.3 million at December 31, 1998. In the three months ended March 31, 1999 the Company's operating activities consumed cash of $2.8 million compared to $1.9 million in the three months ended March 31, 1998.

Accounts receivable at March 31, 1999 were $9.6 million, a decrease of 8.9% compared to $10.6 million at December 31, 1998 reflecting the lower levels of license revenue achieved in the first quarter of 1999 of $2.3 million compared to $4.1 million in quarter four, 1998.

Investing activities consumed $194,000 in the three months ended March 31, 1999 compared to $488,000 in the three months ended March 31, 1998. Investing activities primarily represent additional leased assets that were put in service during the quarter.

Financing activities generated $128,000 in the three months ended March 31, 1999 compared to $167,000 in the three months ended March 31, 1998.

This Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Report (or incorporated herein by reference) regarding the Company's financial position and business strategy may constitute forward-looking statements. Although the Company believes that the expectations reflected in, and the assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are included in the documents filed by the Company with the Securities and Exchange Commission, including the matters contained in the caption "Business Factors" in the Company's most recent Annual Report on Form 20-F. In light of the foregoing, readers of this Report are cautioned not to place undue reliance on the forward-looking statements contained or incorporated by reference herein.

The Company's ability to satisfy its cash requirements for the remainder of the year is dependent on meeting certain projected revenue targets. The Company has, at times in the past, been unable to meet similar targets. There can be no assurance that the Company will meet its projected revenue targets, and the failure of the Company to do so (or to obtain additional sources of financing, which may not be available on suitable terms to the Company, if at all) will have a material adverse effect on the Company's business and financial condition and the value of the Company's American Depositary Shares.

The information contained in Exhibit 1 hereto, consisting of the registrant's unaudited financial statements for the three months ended March 31, 1999, has been distributed to its security holders and is furnished to the Commission pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended (the "Act"). This report and the information furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorised.


                               GENTIA SOFTWARE plc





                               By: [Signature of George Sprenkle]
                                   -----------------------------------

                                   George Sprenkle
                                   Chief Financial Officer


Date:  April 30, 1998

EXHIBIT INDEX


                                                                        Page
Exhibit A    First Quarter Press Release - (1999)                        11

EXHIBIT A

First Quarter Press Release
                               GENTIA SOFTWARE PLC

                                                Tuition House, St. George's Road
                                                Wimbledon
                                                London SW19 4EU
                                                (Nasdaq: GNTI)



AT THE COMPANY:                AT THE FINANCIAL RELATIONS BOARD:
---------------                ----------------------------------
George Sprenkle                For Analyst Info:  Julie Creed (312) 640-6724
Chief Financial Officer        For General Info:  Kelly Lofts (212) 661-8030
44 181 971 4000                For Media Info:  Claudine Cornelis (212) 661-8030

For Immediate Release


                      GENTIA REPORTS FIRST QUARTER RESULTS
                      ------------------------------------

LONDON, April 22, 1999 -- Gentia Software (Nasdaq: GNTI), a leading provider of analytical applications for enterprise-wide deployment, today reported results for the first quarter ended March 31, 1999. Revenues for the first quarter of 1999 totalled $6.0 million, compared with $5.9 million for the first quarter of 1998. As previously reported, revenues fell below the Company's original expectations because several deals that were expected to close during the quarter were closed during April. The Company also announced that it has retained Hambrecht & Quist, a full-service investment bank, to assess strategic alternatives for maximizing shareholder value, including identification of prospective suitors.

         Gentia reported a net loss of $3.7 million, or $0.36 per share, compared with a net loss of $2.6 million, or $0.27 per share, in the first quarter of 1998. The net loss for the first quarter of 1999 includes a previously announced $500,000 severance charge. As a result of re-focusing and streamlining operations, which eliminated a layer of management and increased customer-facing activities, Gentia has lowered its break-even point and expects to realize future benefits as it aggressively reduces operating costs in coming quarters. The Company expects to take an additional $600,000 severance charge during the second quarter of 1999, which combined with its previous expense reduction measures, is expected to lower its operating costs approximately $3 million in 1999 and $4 million in subsequent years.

         Paul Rolph, Chairman and Chief Executive Officer of Gentia, said "Although the timing of several deals was delayed, we are pleased with many aspects of the quarter. First and foremost, we continue to close deals with Fortune 1000 companies in a marketplace where competition with Y2K projects for IT funds is evident. Market awareness of the Balanced Scorecard and analytical applications is increasing steadily as seen by the interest in our user conference and the formation of the Gentia Select Partner Program.

         "We continue to accelerate the establishment of strategic partnerships and creation of new products. We recently teamed with Hewlett-Packard Company
(HP) to develop, market and deliver decision-support solutions for the telecommunications industry. Our solutions will target network operators who must transition from public-switched-telephone networks (PSTN) to Internet protocol (IP)-based technologies. Furthermore, K-Wiz, the Data Mining and Knowledge Discovery technology acquired in the second half of 1998, has been successfully implemented at the BBC and British Telecom. There are plans to both OEM this technology and embed it in other Gentia applications during 1999.

         "In conjunction with our intensified focus on driving sales, we have taken a hard line with respect to expense reduction and are committed to reaching break-even during the second half of the year," concluded Mr. Rolph.

Most Recent Developments

o Closed major deals during the quarter with a major U.S. telecom supplier, Schipol Airport, Volkswagen, Polestar, and Prudential Insurance, many of which were in conjunction with our indirect partners; Arthur Andersen, PricewaterhouseCoopers and Cap Gemini.

o Formed a strategic alliance with Hewlett-Packard to develop, market and deliver decision-support solutions for the telecommunications industry. By analyzing SS7-enriched call-detail records (CDRs), the solution has been proven to help network operators reduce network congestion, improve service quality, optimize capital investment and maximize service revenue. The alliance will provide decision-support capabilities that utilize the Gentia analytical application platform and integrate with the HP acceSS7 business-intelligence solution.

o Teamed with Arthur Andersen to develop and launch Gentia ProfitImpact, a profitability analysis application that helps organizations maximize profits through the use of Activity-Based Management (ABM). The application has been successfully implemented at the leading international bank, Credit Suisse First Boston, which expects to reduce operational costs and focus on growing profitable business.

o Developed solutions with Motorola Semiconductor to deliver key business information to Motorola's executives. Motorola extended their Gentia-based Employee Information System by combining Gentia's Intelligent Agents and Motorola's advanced PageWriter 2000 two-way paging product, to provide Motorola staff with real-time access to critical business information.

o Scheduled the 1999 Gentia Worldwide User Conference for May 6 and 7 in Orlando, Florida. GartnerGroup, Renaissance Worldwide, Arthur Andersen, Sun Microsystems, MERANT, American Management Systems (AMS), Grant Thornton, and META Group are both sponsors and participants at the event.

o Released Version 3.0 of the Renaissance Balanced Scorecard powered by Gentia. Key enhancements include Template Scorecards, Variable Periodicity, Milestone Maintenance, Microsoft Excel Integration, Multi-Platform Schema Support and multi-lingual deployment capability.

o Launched PerformanceImpact, a performance measurement application used for tracking, measuring, and analyzing key performance indicators (KPIs) across an organization. Encapsulating the Company's fifteen years of experience in delivering Executive Information Systems (EIS), Gentia PerformanceImpact complements the Renaissance Balanced Scorecard by providing a highly focused performance measurement solution for KPI and performance reporting.

o Formed the Gentia Select Partner Program to build a dedicated channel that can deliver best-in-class Enterprise Performance Management (EPM) solutions. New members include PricewaterhouseCoopers, Ernst & Young, Ian Alliott, Consyllior, Trillium Software, Burke Consortium, and Flexi International.

About the Company

         Gentia Software is the leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategy management, performance measurement and operational analysis solutions. By leveraging the only networked Business Intelligence solution designed for enterprise-wide deployment, Gentia enables a new class of analytical applications, such as the Balanced Scorecard, which ensure information delivery to key decision makers' desktops and browsers throughout an enterprise. Gentia Software's worldwide client list of more than 500 customers includes JP Morgan and Company, Volvo, McDonald's Restaurants, Fortis, Swiss Reinsurance and Sun Microsystems. The Company has headquarters in Boston and London and operates in more than 20 countries worldwide. For additional information about Gentia, visit the Company's Web site at www.gentia.com or call 1-888-4GENTIA or 1-781-224-0750. To receive additional information via fax at no charge, dial 1-800-PRO-INFO and enter code GNTI.

       This news release contains statements of a forward-looking nature relating to the financial performance of Gentia Software. Such statements are based upon the information available to management at this time, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the Company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.

                            (Financial Tables Follow)

                               GENTIA SOFTWARE PLC
                 Condensed Consolidated Statement of Operations



                                                                         Three months ended
                                                        -----------------------------------------------------
                                                             March 31,                          March 31,
                                                                1999                               1998
                                                        -----------------------------------------------------
                                                               (in thousands, except per share amounts)
                                                            (unaudited)                       (unaudited)

                                                                       US$                                US$
Revenues:
     License..................................................     $2,294                             $2,878
     Services and other.......................................      3,657                              3,039
                                                               ----------                         ----------
                                                                    5,951                              5,917

Cost of revenues:
     License..................................................        132                                 75
     Services and other.......................................      2,615                              1,782
                                                               ----------                         ----------
                                                                    2,747                              1,857

Gross profit..................................................      3,204                              4,060

Operating expenses:
     Sales and marketing......................................      3,658                              4,115
     Research and development.................................      1,589                              1,639
     General and administrative...............................        988                              1,082
     Restructuring costs......................................        500                                 --
     Goodwill amortization....................................        199                                102
                                                               ----------                         ----------
                     Total operating expenses.................      6,934                              6,938

Loss from operations..........................................     (3,730)                            (2,878)
Other income..................................................         41                                246
                                                               ----------                         ----------
Loss before provision for income taxes........................     (3,689)                            (2,632)

Provision for income taxes....................................         --                                 --

                                                               ----------                         ----------
Net loss......................................................    ($3,689)                           ($2,632)
                                                               ==========                         ==========

Basic loss per share.........................................      ($0.36)                            ($0.27)
Diluted loss per share.......................................      ($0.36)                            ($0.27)

     Shares used to compute basic EPS........................      10,178                              9,637
     Shares used to compute diluted EPS......................      10,178                              9,637

                               GENTIA SOFTWARE PLC
                      Condensed Consolidated Balance Sheets

                                                                             March 31                  December 31
                                                                               1999                       1998
                                                                         -----------------           ----------------
                                                                           (unaudited)                 (unaudited)
                                                                                          (in thousands)
                                                                                  US$                        US$
Assets
    Current assets:
           Cash and cash equivalents................................           $2,396                     $5,314
           Accounts receivable, net of allowances $ 3,550
               (Dec 31, 1998 - $3,801)..............................            9,620                     10,565
           Prepaid expenses and other current assets................            1,349                      1,363
           Tax recoverable..........................................              106                        212
                                                                            ---------                 ----------
Total current assets................................................          $13,471                    $17,454

    Property and equipment, net.....................................            2,100                      2,192
    Goodwill on acquisition, net of amortization of $1,988
        (Dec 31, 1998 - $1,789).....................................            6,562                      6,902
    Deferred taxes..................................................               --                         --
                                                                            ---------                 ----------
Total assets........................................................          $22,133                    $26,548
                                                                            =========                 ==========

Liabilities and shareholders' equity

    Current liabilities:
           Current portion of lease obligations.....................              $99                        $78
           Accounts payable.........................................            2,025                      2,203
           Accrued liabilities......................................            3,178                      3,778
           Deferred revenues........................................            5,076                      4,754
           Other accounts payable...................................            1,530                      1,766
                                                                            ---------                 ----------
Total current liabilities...........................................          $11,908                    $12,579

    Non current liabilities:
           Deferred taxation........................................               --                         --
           Long-term portion of lease obligations...................              166                         59
                                                                            ---------                 ----------
Total Liabilities                                                             $12,074                    $12,638

    Shareholders' equity:
           Ordinary shares..........................................            2,445                      2,445
           Additional paid-in capital...............................           28,881                     28,881
           Retained (deficit).......................................          (20,526)                   (16,837)
           Cumulative translation adjustment........................             (741)                      (579)
                                                                            ---------                 ----------
Total shareholders' equity..........................................          $10,059                    $13,910
                                                                            ---------                 ----------

Total liabilities and shareholders' equity..........................          $22,133                    $26,548
                                                                            =========                 ==========


                                      ###